Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports third quarter 2020 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libyan operations, which are presented on an economic basis. Certain financial measures referred to in this news release (funds from operations, operating (loss) earnings and free funds flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interests in Fort Hills and Syncrude.

Calgary, Alberta (Oct. 28, 2020) – “We remain steadfast in our commitment to the safety and reliability of our operations as we continue to navigate the impact of the COVID-19 pandemic,” said Mark Little, president and chief executive officer. “Although the pandemic continues to have adverse impacts on our industry, we remain focused on items within our control, including the safety of our workforce and communities, and structural changes that lower our cost base, preserve the financial resiliency of the company and set the foundation for long-term value creation.”

•	Funds from operations increased to $1.166 billion ($0.76 per common share) in the third quarter of 2020, from $488 million ($0.32 per common share) in the second quarter of 2020. Funds from operations were $2.675 billion ($1.72 per common share) in the prior year quarter. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.245 billion ($0.82 per common share) in the third quarter of 2020, compared to $3.136 billion ($2.02 per common share) in the prior year quarter.

•	The company recorded an operating loss of $302 million ($0.20 per common share) in the third quarter of 2020, compared to $1.489 billion ($0.98 per common share) in the second quarter of 2020 and operating earnings of $1.114 billion ($0.72 per common share) in the prior year quarter. The company had a net loss of $12 million ($0.01 per common share) in the third quarter of 2020, compared to net earnings of $1.035 billion ($0.67 per common share) in the prior year quarter.

•	The company continued to reduce operating and capital costs in the third quarter of 2020 relative to the prior year quarter and remains on track to achieve its previously announced $1 billion operating cost reduction target and $1.9 billion capital cost reduction target.

•	The company undertook significant maintenance activities across its upstream and downstream assets in the third quarter of 2020, which resulted in lower production volumes and refinery utilization. Total upstream production decreased to 616,200 barrels of oil equivalent per day (boe/d) during the third quarter of 2020, from 762,300 boe/d in the prior year quarter, and refinery utilization averaged 87% in the third quarter of 2020 compared to 100% in the prior year quarter. Substantially all maintenance activities were completed during or subsequent to the third quarter of 2020, including repairs at Oil Sands Base Plant, enabling all assets to return to normal operating rates by early November 2020.

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•	The company’s ability to react rapidly to changing market conditions enabled the company to exit the quarter with refinery utilization of approximately 97%.

•	During the third quarter of 2020, Suncor began the restart of the second primary extraction train at Fort Hills. In October 2020, the restart was completed with Fort Hills now on track to achieve its updated gross production guidance of between 120,000 and 130,000 barrels per day (bbls/d) in the fourth quarter of 2020.

•	The accelerated maintenance at Firebag, which allows the company to integrate and fully utilize the additional steam and water treatment assets has been substantially completed subsequent to the third quarter of 2020. Firebag is in the process of commissioning and ramping up the facility to its new nameplate capacity of 215,000 bbls/d.

•	The interconnecting pipelines between Suncor’s Oil Sands Base Plant and Syncrude are nearing completion of construction, and will be commissioned in the fourth quarter of 2020. The bi-directional pipelines are expected to enhance integration between these assets and provide increased operational flexibility.

Financial Results

Operating (Loss) Earnings

Suncor’s third quarter 2020 operating loss was $302 million ($0.20 per common share), compared to operating earnings of $1.114 billion ($0.72 per common share) in the prior year quarter. In the third quarter of 2020, crude oil and refined product realizations decreased significantly from the prior year quarter, with crude oil and crack spread benchmarks declining by more than 25%, primarily due to the impacts of the COVID-19 pandemic. Upstream production decreased as the company experienced an operational incident at Oil Sands Base Plant and Fort Hills continued operating on one primary extraction train. Refinery crude throughput decreased compared to the prior year quarter due to planned maintenance activities and lower demand for transportation fuels as a result of the COVID-19 pandemic. Operating losses in the third quarter of 2020 were minimized by the decrease in operating, selling and general expenses associated with lower production and the continued execution of the company’s cost reduction initiatives.

Net (Loss) Earnings

Suncor’s net loss was $12 million ($0.01 per common share) in the third quarter of 2020, compared to net earnings of $1.035 billion ($0.67 per common share) in the prior year quarter. In addition to the factors impacting operating (loss) earnings discussed above, the net loss for the third quarter of 2020 included a $290 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt. Net earnings in the prior year quarter included a $127 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt and an after-tax gain of $48 million in the Exploration and Production (E&P) segment related to the sale of certain non-core assets.

Funds from Operations and Cash Flow Provided By Operating Activities

Funds from operations were $1.166 billion ($0.76 per common share) in the third quarter of 2020, compared to $2.675 billion ($1.72 per common share) in the third quarter of 2019, and were influenced by the same factors impacting operating (loss) earnings noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.245 billion ($0.82 per common share) for the third quarter of 2020, compared to $3.136 billion ($2.02 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a lower source of cash associated with the company’s working capital balances in the third quarter of 2020 compared to the prior year quarter. The source of cash was primarily due to an increase in accrued liabilities relative to the second quarter of 2020, partially offset by an increase in income taxes receivable due to tax losses incurred, which are expected to be received in 2021.

Operating Results

Suncor’s total upstream production was 616,200 boe/d during the third quarter of 2020, compared to 762,300 boe/d in the prior year quarter. Synthetic crude oil (SCO) production decreased to 410,800 bbls/d in the third quarter of 2020 from 479,300 bbls/d in the third quarter of 2019, resulting in combined upgrader utilization rates of 75% and 87%, respectively, with both periods impacted by planned maintenance at Oil Sands operations and Syncrude and, in the third quarter of 2020, by an operational incident at the secondary extraction facilities at Oil Sands Base Plant. Production was restored to 165,000 bbls/d of mined bitumen, within approximately two weeks of the incident, as production was restricted to manage bitumen quality into the upgraders. Subsequent to the third quarter of 2020, repairs were substantially completed and production is anticipated to ramp up to full rates by early November 2020. To mitigate the impact of this event, the company diverted bitumen production from Firebag to the upgraders to maximize the production of higher value SCO barrels. As a result, overall Oil Sands production was also reduced by the yield loss associated with upgrading In Situ bitumen to SCO.

Non-upgraded bitumen production decreased to 108,200 bbls/d in the third quarter of 2020 from 190,700 bbls/d in the third quarter of 2019, as bitumen production from Firebag was diverted to the upgrader to maximize value over volume and as Fort Hills continued operating on one primary extraction train throughout the third quarter of 2020. At the end of the third quarter of 2020, the company also accelerated a portion of Firebag maintenance originally scheduled for 2022, to expand the capacity of the facility through the installation of new incremental emulsion handling and steam infrastructure and also address plant restrictions that developed during the quarter. This maintenance was substantially completed subsequent to the third quarter of 2020.

At Fort Hills, the second primary extraction train was restarted in the third quarter of 2020. Subsequent to the third quarter of 2020, the restart was completed with Fort Hills now on track to achieve its updated gross production guidance of between 120,000 and 130,000 bbls/d in the fourth quarter of 2020. This lays the foundation for improved cost effectiveness through optimization of the mine fleet and includes the completion of the full deployment of autonomous haul trucks by the end of 2020. At this initial production level, Suncor expects to retain approximately 90% of the estimated cost reductions.

“We are disappointed with our recent operational performance so we are strengthening our focus on the company’s commitment to reliability,” said Little. “We remain focused on operational excellence and on continuing to make the right long-term decisions to advance our asset sustainment and strategic initiatives aimed at improving reliability, increasing margins and reducing operating costs across our assets.”

E&P production during the third quarter of 2020 increased to 97,200 boe/d from 92,300 boe/d in the prior year quarter, primarily due to improved reliability at Hibernia, and increased production at Hebron as six new production wells have come online since the third quarter of 2019, partially offset by Terra Nova, which remained offline, and natural declines in the United Kingdom.

Refinery crude throughput was 399,700 bbls/d and refinery utilization was 87% in the third quarter of 2020, compared to refinery crude throughput of 463,700 bbls/d and refinery utilization of 100% in the prior year quarter, with the decline due to the completion of the eight-week planned maintenance event at the Edmonton refinery and lower demand for refined products during the third quarter of 2020. Refined product sales decreased in the third quarter of 2020 to 534,000 bbls/d, compared to 572,000 bbls/d in the prior year quarter, as a result of the COVID-19 pandemic.

The company’s total operating, selling and general expenses decreased to $2.275 billion in the third quarter of 2020 from $2.793 billion in the prior year quarter, primarily due to lower overall upstream and downstream sales volumes, continued cost reduction initiatives executed in 2020, as well as a share-based compensation recovery incurred in the third quarter of 2020, as compared to a share-based compensation expense in the prior year quarter. Operating, selling and general expenses for the nine months ended September 30, 2020 decreased by approximately $1 billion compared to the prior year period.

“Suncor continues to reduce operating and capital costs across our business,” said Little. “Building on our commitment to reliability, the work at our Oil Sands Base Plant, Firebag and Fort Hills operations is substantially complete and the facilities are in the process of ramping up to normal operating rates by early November. With our full complement of refinery assets back on stream after planned maintenance, the company is positioned for strong performance exiting 2020.”

Strategy Update

In response to the COVID-19 pandemic and global supply imbalances, the company took decisive action to lower production to meet demand, lower operating costs and capital, and preserve its financial strength while laying the foundation to deliver long-term value in support of increasing shareholder returns. This approach is underpinned by Suncor’s commitment to operational excellence, including its unwavering commitment to operate in a safe, reliable, cost-efficient and environmentally responsible manner.

Suncor has made progress in reducing operating costs across the company and remains on track to achieve the previously announced $1 billion operating cost reduction target by the end of 2020. In 2020, the company has achieved savings through base business reductions, enhancements to our supply chain model and reductions in costs as Fort Hills temporarily transitioned to one primary extraction train. In addition to the progress Suncor has made thus far on reducing operating and capital costs, the company has made the decision to accelerate structural reductions to its workforce over the next 18 months by approximately 10 to 15%, which were anticipated as part of the company’s transformation and $2 billion incremental free funds flow target.

The company also remains on track to achieve its $1.9 billion capital reduction target by the end of 2020, shifting the focus to sustaining projects designed to maintain safe and reliable operations, while advancing select projects in the core of our business that are expected to provide near-term returns and result in structural reductions to operating costs. Suncor continues to exercise capital discipline, carefully evaluating future projects and being disciplined in the deployment of capital in a constrained environment. This includes reducing spending across various E&P assets, including at Terra Nova, West White Rose and Fenja. The operator of the West White Rose Project has announced the cancellation of the 2021 construction season and is moving the project into safekeeping mode. The company is exercising capital discipline by undertaking activities to safely preserve the Terra Nova floating production storage and offloading unit quayside and deferring the asset life extension (ALE) project until an economically viable path forward with a safe and reliable return to operations can be determined. The ALE project is currently being evaluated with all stakeholders to determine the best option to recover remaining resources from the Terra Nova field.

In the third quarter of 2020, the company continued to advance the transition to its Autonomous Haulage System (AHS) at Fort Hills, which is expected to result in enhanced safety, environmental and operating performance, and lower operating costs. The company anticipates that the AHS truck fleet at Fort Hills will be fully operational in the fourth quarter of 2020. Starting late in the third quarter of 2020, Firebag In-Situ production rates were reduced to 110,000 bbls/d to enable Suncor to expand the capacity of the facility by fully integrating the new incremental emulsion handling and steam infrastructure. Following completion of this work, Firebag nameplate capacity will increase by 12,000 bbls/d to 215,000 bbls/d. The interconnecting pipelines between Suncor’s Oil Sands Base Plant and Syncrude are nearing completion of construction, and will be commissioned in the fourth quarter of 2020. The bi-directional pipelines are expected to enhance integration between these assets and provide increased operational flexibility.

These initiatives are anticipated to deliver structural, sustained free funds flow growth through margin improvements, operating and sustaining capital cost reductions, and production growth from existing assets, which will contribute to Suncor’s $2 billion free funds flow target. Technology investments in the company’s marketing and trading business and the advancement of supply chain optimization initiatives are also expected to contribute towards this target while unlocking value that is largely independent of commodity prices. These projects will be underscored by digital technology adoption as the company continues to accelerate its digital transformation strategy aimed at improving the reliability, safety and environmental performance of its operations and which the company anticipates will enable operational efficiencies that will provide further structural cost savings.

“Through our integrated model and the value-driven projects we’ve advanced, including the AHS at Fort Hills and the Syncrude interconnecting pipelines, we believe Suncor is well positioned to add incremental and sustainable free funds flow in 2021,” said Little. “We are confident that the steps we have taken this year will contribute to creating long-term value for our shareholders.”

While the focus in 2020 has been on maintaining the financial strength and resiliency of the balance sheet through this period of volatile market conditions, the company remains committed to returning value to our shareholders and, in the third quarter of 2020, the company paid $321 million in dividends. As the company continues to execute on its plan to add sustainable annual free funds flow, the company plans to follow its capital allocation framework with a combination of future debt repayments, increasing shareholder returns and measured investments in economic projects.

Operating (Loss) Earnings Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2020	2019	2020	2019
Net (loss) earnings	(12)	1 035	(4 151)	5 234
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(290)	127	253	(355)
Asset impairment(2)	—	—	1 798	—
Impact of income tax rate adjustment on deferred taxes(3)	—	—	—	(1 116)
Gain on significant disposal(4)	—	(48)	—	(187)
Operating (loss) earnings(1)	(302)	1 114	(2 100)	3 576

(1)	Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this news release.

(2)	During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. Refer to the Segment Results and Analysis section of the MD&A for further details.

(3)	In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta’s substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% from 2019 to 2022.

(4)	The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. In the second quarter of 2019, Suncor sold its 37% interest in Canbriam Energy Inc. for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company’s assessment of forward natural gas prices and the impact on estimated future cash flows.

Corporate Guidance

Suncor has updated its Corporate Guidance for the full year business environment outlook assumptions previously updated on September 7, 2020 for Brent Sullom Voe from US$43.00/bbl to US$41.00/bbl, WTI at Cushing from US$40.00/bbl to US$38.00/bbl, WCS at Hardisty from US$26.00/bbl to US$25.00/bbl and AECO-C Spot from $2.25/GJ to $2.00/GJ, due to declines in key forward curve pricing for the remainder of the year. As a result of these updates, the full year current income tax recovery assumptions have changed from $500 million – $800 million to $650 million – $950 million.

For further details and advisories regarding Suncor’s 2020 annual guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating (loss) earnings is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s management’s discussion and analysis dated October 28, 2020 (the MD&A) and reconciled to the GAAP measure above and in the Consolidated Financial Information section of the MD&A. Funds from operations and free funds flow are defined and reconciled, as applicable, to the GAAP measure in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s expectation that its focus on items within its control and structural changes will lower its cost base, preserve the financial resiliency of the company and set the foundation for long-term value creation; that the company remains on track to achieve its $1 billion operating cost reduction target and its $1.9 billion capital cost reduction target by the end of 2020; that all assets will return to normal operating rates by early November 2020 and that Fort Hills is on track to achieve its updated gross production guidance of between 120,000 and 130,000 bbls/d in the fourth quarter of 2020; the expectation that the accelerated maintenance at Firebag will allow the company to integrate and fully utilize the additional steam and water treatment assets and that Suncor is commissioning and ramping up the facility to its new nameplate capacity of 215,000 bbls/d; the expectation that the bi-directional interconnecting pipelines between Syncrude and Oil Sands Base Plant will be commissioned in the fourth quarter of 2020 and will enhance integration between these assets and provide increased operational flexibility; Suncor’s expectation that its income taxes receivable due to tax losses will be received in 2021; Suncor’s expectation that the restart of the second primary extraction train at Fort Hills will lay the foundation for improved cost effectiveness through optimization of the mine fleet; statements surrounding AHS, including that it will be fully deployed at Fort Hills by the end of 2020, that it will result in enhanced safety, environmental and operating performance and lower operating costs and that Suncor will retain approximately 90% of the estimated cost reductions; Suncor’s commitment to reliability and that it will remain focused on making the right long-term decisions to advance its asset sustainment and strategic initiatives aimed at improving reliability, increasing margins and reducing operating costs across its assets; Suncor’s belief that it is positioned for a strong performance exiting 2020, and the basis for such belief; Suncor’s belief that the actions it took to lower production to meet demand, lower operating costs and capital and preserve its financial strength will lay the foundation to deliver long-term value in support of increasing shareholder returns and that this approach is underpinned by its commitment to operational excellence, including its unwavering commitment to operate in a safe, reliable, cost-efficient and environmentally responsible manner; Suncor’s expectations regarding the structural reductions to its workforce, including the timing, scope and expected impacts; Suncor’s expectation that it will continue to execute on its operating and capital costs reduction targets by shifting the focus to sustaining projects designed to maintain safe and reliable operations, while advancing select projects in the core of its business that are expected to provide near-term returns and result in structural reductions to operating costs; statements about Suncor’s free funds flow target, as well as the initiatives and projects that are expected to contribute to it; Suncor’s expectations for the technology investments in its marketing and trading business and the advancement of supply chain optimization initiatives, the belief that these projects will be underscored by digital technology adoption as the company continues to accelerate its digital transformation strategy aimed at improving the reliability, safety and environmental performance of its operations and which the company anticipates will enable operational efficiencies that will provide further structural cost savings; Suncor’s belief that it is well positioned to add incremental and sustainable free funds flow in 2021 and that the steps it has taken in 2020 will contribute to creating long-term value for its shareholders, and the basis for such beliefs; Suncor’s plan to follow its capital allocation framework with a combination of future debt repayments, increasing shareholder returns and measured investments in economic projects; and Suncor’s full year outlook range on current income taxes and business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty and AECO-C Spot. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 26, 2020, Form 40-F dated February 27, 2020, the MD&A, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com or follow us on Twitter @Suncor.

A full copy of Suncor's third quarter 2020 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/investor-centre/financial-reports.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor's third quarter results, visit suncor.com/webcasts.

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